VISION	motor corp	2601 Ocean Park Blvd., Suite 110 Santa Monica, California 90405 (310) 450-0298 Fax: (310) 454-6658 www.visionmotorcorp.com

January 15, 2010

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

United States Security and Exchange Commission

100 F Street NE

Washington DC 20549

Re:

File No. 000-53315, comments on filings:

•

Form 10-K/A for the Fiscal Year Ended December 31. 2008, filed December 4, 2009;

•

Form 10-Q for Quarterly Period Ended September 30, 2009, filed November 23, 2009.

Dear Mr. Woody,

We are in receipt of your comment letter, dated December 22, 2009, and are responding to each comment.

Form 10-K/A, for the year ended December 31, 2008

Financial Statements

General

Comment 1:  Please provide for us management’s analysis for the transaction with ICE Conversions, Inc. supporting their current accounting presentation.  Within the response, please ensure that you have address whether the transaction should be accounted for as a reverse acquisition, basis for recording the contingent consideration of $150,000, how you accounted for the contribution of the Contributed IP and Tangible Assets by ICE and how you determined their fair value.  Please reference the authoritative accounting literature management relied upon.

Response 1:

As reported in the Form 8-K filed on December 29, 2008, on December 12, 2008, Vision Industries Corp. (formerly known as Cheetah Consulting, Inc.) (the “Company”) entered into an agreement with ICE Conversions, Inc. (“ICE”) for certain Contributed Intellectual Property and Assets (jointly referred to as the “technology”), for the purpose of advancing the technology.   (See Assignment and Contribution Agreement (the “Agreement”), Exhibit 10 to the Report on Form 8-K filed on December 29, 2008.)  Pursuant to the Agreement, in exchange for acquiring the Intellectual Property (listed in Exhibit A to the Agreement), the Company promised to issue to ICE 3,000,000 shares of the Company’s authorized but unissued Common Stock as follows:  2,250,000 immediately upon execution of the Agreement and 750,000 upon accumulation of 100 miles of successful test driving the prototype truck.  In addition, in exchange for

January 15, 2010

acquiring the Assets (Listed in Exhibit B to the Agreement) the Company promised to make a cash payment to ICE of $100,000 before March 31, 2009.

In a separate, private transaction between ICE and the Company’s former majority shareholder, ICE promised to pay the former majority shareholder $315,000.00 in exchange for the former majority shareholder’s surrender of a significant portion of her shares to the Authorized but Unissued shares of the Company (see also Comment 2).

Consideration of accounting treatment as a reverse merger was deemed not appropriate.  Guidance of ASC 810 was considered and the accounting treatment was that of a Business Combination.  Although there was a change in voting control, there was not an effective change in control, since there were several financial conditions.   Additionally, there was no operating company as an acquirer.   The assets of ICE that were purchased were not 100% of the assets of ICE.   Additional shares were issued to secure the expertise to complete the product development.   The operations of Vision were only modified by the new direction.  The existing assets and liabilities of the Company prior to the transaction remained after the transaction.   The Company changed its name for the purpose of expressing the change in operating direction.

The contingent consideration, in the amount of $150,000 was recognized since it was based on the successful testing of the prototype.  In assessing the future events likeliness to occur, it was determined that the successful testing was probable to occur and the amount of compensation for the successful test was fixed, therefore the contingent expense was accrued.

Contributed IP and tangible assets were recorded at the lesser of (a) the basis of the carrying costs from ICE, since these amounts were supplied or (b) the fair market value of the assets, when determinable.    We considered, when practical, the fair market value of the items contributed at the time of the contribution (also, see comment 8).

Comment 2:   We note your issuance of 24,731,500 shares issued on December 15, 2008, please tell us how you have accounted for these issuances, how you determined par value to equal fair market value, and why you have recorded deferred compensation in regards to this transaction.  Lastly, please tell us what connection, if any, these issuances had with the transaction that occurred with ICE on December 12, 2008 and how these connections were considered in determining how to account for the ICE transaction.  Please reference the authoritative accounting literature relied upon.

Response 2:

When recording share issuances, we follow valuation guidelines which should result in the recordings at best measures.   When shares are issued in private placement, we would use the monetary value received.   Shares issued to employees are recognized as compensation expense, based on their fair value of the shares issued, costs recognized over the requisite service period.   Shares issued to consultants are measured at the fair value of the goods and service received or the fair value of the equity instruments issued, whichever is more reliably measurable.

For the issuance of the 24,731,500 shares, there was no real measurable value to the equity instruments issued.   At the time of the issuance, the Company had not sold any

January 15, 2010

common shares in private equity financing, nor had there been any stock trading through market makers.   In the absence of any established trading value, par value was used, as this was the only other established value used.  Par value was the only price used to value the previously issued or existing outstanding shares to date.  These shares issued were essentially “founders” shares.

On December 9, 2008, the Company’s Board of Directors approved the transaction with ICE.  (This Agreement was not finalized until December 12, 2008.)  The Board also recognized that they needed experienced consultants to assist in the development of the ICE technology and to advise and consult companies interested in the ICE technology.  Accordingly, on December 9, 2008, the Board approved the issuance of 24,731,500 shares of stock to the individuals who had brought the ICE technology to Vision as consulting fee.  The stock issuance was slated to be effective on December 15, 2008 (after the final terms of the Agreement had been reached).

The December 12th transaction was based on the assets being brought into Vision, as the shares issued on December 15th to the individuals was made in consideration of giving equity participation to the individuals that are essential to the completion of the project.   The two transactions were considered to be separate and therefore accounted for separately from the ICE transaction.  The shares were valued in similar manner; however the ICE transaction was not contingent on the offering of shares to the individuals.   The December 15th issuance was at the discretion of the Board of Directors and considered in the best interest of the shareholders to retain the services of the individuals experienced in this sector who could best complete the project.

As expressed in our response to comment 1, we did consider all facts related to this transaction, per the agreement and subsequent actions taken in consideration of the transaction.   Taken as a whole, we believe that we were diligent in the assessment and accounting application in reporting this transaction.

Exhibit 31.1 and 31.2

Comment 3: We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  specifically, we note you have included the title of the certifying individual at the beginning of the certification, you have not identified the registrant in paragraph 1, you have replaced the word of “registrant” with “company” in paragraph 3, 4, and 5, you have deleted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from paragraph 4 and you have deleted the phrase “Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles” from paragraph 4.  Please amend your filing to revise your certifications to comply with the Exchange Act Rules.

Response 3:

Along with this response to your December 22, 2009 comment letter, we will file an Amended 10-K  to which the revised exhibits will be attached.   All future filings will comply.

January 15, 2010

Form 10-Q for the quarterly period ended September 30, 2009

General

Comment 4: Please note that the FASB Accounting Standards Codification became effective on July 1, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Response 4:

We recognize the ASC and will reference the Codification, when applicable, in all future filings.

Balance Sheet, page 3

Comment 5:  Please tell us the nature of the increases in deferred compensation in Stockholders’ Equity during 2009.  Within your response, please reference ASC 718.

Response 5:

Shares issued to employees are recognized as compensation expense, based on their fair values, recognized over the requisite service period (paragraph2, ASC 718-10-35).

Shares were issued to certain employees and service providers as compensation over a contracted period.  The shares were valued at the fair market value (share quotation price), as the value of the shares were more measurable.   The compensation costs are being amortized over the contractual period.

Statement of Operations, page 4

Comment 6:  Please tell us how you have complied with Rules 5-03 of Regulation S-X, or tell us how you determined it was appropriate to record interest expense within your operating expenses.

Response 6:

Interest was inadvertently classified within the operating expenses.  Future filings will correct the classification of interest expense below the operating earnings.

Statement of Cash Flows, page 5

Comment 7:  Please reconcile for us the amount of stock-based compensation on your Statement of Operations with the amount on your Statement of Cash Flows:

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January 15, 2010

Response 7:

In review of the cash flow statement, it has come to the attention that there was a calculation error in the amount reported on the “stock based compensation” line, which should be in agreement with the amount reported in the statement of operations as “equity based compensation”.    The change would have resulted in a corresponding off-set to the amounts received from cash flows from financing activities; “issuance of common stock”.

Notes to Financial Statements

4. Property and Equipment, page 10

Comment 8:  Please tell us how you determined it was appropriate to capitalize 2009 expenditures related to production prototypes, or tell us why you believe it was not necessary to treat these costs as research and development and expense them as incurred in accordance with paragraph 1 of ASC 730-10-25.

Response 8:

ASC 730-10-25, paragraph 2 states that “the costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”  In consideration of this statement, we believe that an alternative use is viable and therefore is treated as a capital expenditure.

We are developing our prototypes with consideration of future use.  Our prototypes will have alternative uses as demonstration model, anticipated to be used at trade shows and marketing.  Additionally, the prototype is being developed from automobiles.  Successful testing of our modifications will result in a salable unit, retaining a future value.    There is residual value in the automobile at all times. We felt that due to the alternative uses and the ready market that capitalizing the assets is appropriate.   We acknowledge that impairment may become an issue, due to technology applications, as well as the depreciation classification may be considered Research and Development costs.

6. Stockholders’ Equity, page 11

Comment 9:  Please tell us and disclose in your filing how you accounted for the warrants issues in conjunction with debt.  Within your response, please tell us if you recorded a debt discount for these warrants.

Response 9:

The debt was recorded in accordance with ASC Topic 470 (previously APB 14). Warrants were valued using the Black-Scholes method.   Debt discount was recognized for the proportionate value of the warrants over the total value of the warrants and loan amount.    The allocated value to the warrants was credited to Additional Paid in Capital with the corresponding debit off-setting debt (effectively discounting the debt).   The discount will be amortized to interest expense over the term of the loan, accreting the loan balance to the face value at maturity.

January 15, 2010

Comment 10:  Please tell us and disclose in your filing how you accounted for the restricted stock issued to MMED, LLC.

Response 10:

(See Comment 9, for similar allocation treatment). Restricted stock was issued to MMED, LLC as a condition of a lending agreement (an interest bearing loan).  The debt was recorded in accordance with ASC Topic 470 (previously APB 14).  The stock issued was valued at a proportioned amount, allocating a proportionate amount to the amount received from the loan proceeds.  Effectively, the stock’s allocated value reduced the loan liability, however increases the effective interest rate on the loan (value of shares issued is effectively additional interest).

7. Commitments and Contingencies, page 11

Comment 11:  Please tell us if you have remeasured the balance of the amounts due in Euros to reflect the exchange rate on September 30, 2009 in accordance with ASC 830-20-35, or tell us how you determined it was not necessary to re-measure this balance.

Response 11:

We recognize that there is a currency valuation that must be re-measured at each reporting period.  The original note was short-term and due within the quarterly reporting period, however the terms have been extended.  The amount was recorded at the exchange rate at the time of receipt of the loan proceeds.   At the period end date, measurement did not result in a material valuation change.   The fluctuation for the period ended September 30, 2009 was not recorded based on the Company’s considered the fluctuation to be immaterial in amount.    The Company will make an entry at the year end, if debt has not been repaid, regardless of any materiality considerations.

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January 15, 2010

We acknowledge that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/LAWRENCE WEISDORN

Lawrence Weisdorn

Vision Industries Corp.

Enclosures

1.

Second Amended 10-K for the period ended December 31, 2008 (amended solely to amend certifications as requested in Comment 2, above)

2.

Amended Exhibit 31.1 Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.

Amended Exhibit 31.2 Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

4.

Exhibit 32 Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002